April 10, 2007

Office of the Secretary

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Accredited Home Lenders Holdings Co.

Form 8-K filed April 2, 2007

as amended April 3, 2007

File No. 001-32275

Dear Sirs:

Accredited Home Lenders Holding Co. (the “Company”) hereby submits in electronic format to the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, an amendment on Form 8-K/A under Item 4.01.

The Form 8-K/A is being filed in response to the Staff’s comments set forth in the Commission’s letter of comment (the “Staff letter”) dated April 3, 2007. In response to the comments set forth in the Staff letter, the Company has amended its report (i) to remove specific reference to the Company’s consolidated financial statements for the year ended December 31, 2005 and (ii) to provide the information required by Item 304(a)(1)(iv)(A) through (C) of Regulation S-K, as required by Item 304(a)(1)(v) of Regulation S-K, with regard to the reportable event. A letter from the Company’s former accountant addressing the revised disclosures has been included in the amended Form 8-K/A and filed as Exhibit 16.2 thereto.

The Company hereby acknowledges that the engagement of a new accountant must be reported in a new Form 8-K which complies with the requirements of Item 304(a)(2) of Regulation S-K and includes disclosure of any consultations with the new accountants up through the date of engagement. The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Office of the Secretary

Securities and Exchange Commission

April 10, 2007

If you or any member of the Staff of the Commission has any questions or desires any further information in connection with this matter, please do not hesitate to contact the undersigned by phone at (858) 676-2100 or by facsimile at (858) 676-8114.

Very truly yours,

/s/ David E. Hertzel
David E. Hertzel
General Counsel

Enclosures

cc:	Ms. Kenya Wright Gumbs

Mark Lee, Esq.